SECURITIES AND EXCHANGE COMMISSION
RECEIVED

JUL 9 2009

DIVISION OF MARKET REGULATION

SECU 09041842 ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~06768~~

8-67068

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lynx Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10900 Wilshire Blvd., Suite 300
(No. and Street)

Los Angeles, (City) CA (State) 90024 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nathan Johnson 310-696-4001
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

11300 Olympic Blvd., Suite 875 (Address) Los Angeles, (City) CA (State) 90064 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nathan Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lynx Capital, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Jurat

State of California

County of Los Angeles

Subscribed and sworn to (or ~~affirmed~~) before me on this 01 day of July, 20 09 by Nathan Johnson,

proved to me on the basis of satisfactory evidence to be the person~~(s)~~ who appeared before me.

[signature]

Signature

(Notary seal)

NATHAN MARTOFF
COMM. #1813205
Notary Public-California
LOS ANGELES COUNTY
My Comm. Exp. SEPT 14, 2012

OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

Annual Audited Report
(Title or description of attached document)

Form X-17A-5
(Title or description of attached document continued)

Number of Pages 2 Document Date 12-31-08

(Additional information)

INSTRUCTIONS FOR COMPLETING THIS FORM

The wording of all Jurats completed in California after January 1, 2008 must be in the form as set forth within this Jurat. There are no exceptions. If a Jurat to be completed does not follow this form, the notary must correct the verbiage by using a jurat stamp containing the correct wording or attaching a separate jurat form such as this one which does contain proper wording. In addition, the notary must require an oath or affirmation from the document signer regarding the truthfulness of the contents of the document. The document must be signed AFTER the oath or affirmation. If the document was previously signed, it must be re-signed in front of the notary public during the jurat process.

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public.
- Date of notarization must be the date that the signer(s) personally appeared which must also be the same date the jurat process is completed.
- Print the name(s) of document signer(s) who personally appear at the time of notarization.
- Signature of the notary public must match the signature on file with the office of the county clerk.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different jurat form.
  - ❖ Additional information is not required but could help to ensure this jurat is not misused or attached to a different document.
  - ❖ Indicate title or type of attached document, number of pages and date.
- Securely attach this document to the signed document

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2008

LYNX CAPITAL, LLC

10900 WILSHIRE BOULEVARD, SUITE 300
LOS ANGELES, CALIFORNIA 90024

CONTENTS

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT AUDITOR

Members
Lynx Capital, LLC
Los Angeles, California

I have audited the accompanying statement of financial condition of Lynx Capital, LLC, as of December 31, 2008 and related statements of operations, changes in members' equity and cash flows for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of Lynx Capital, LLC's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards the generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Lynx Capital, LLC as of December 31, 2008 and the results of its operations, changes in members' equity and cash flows for the year then ended in conformity with the United States generally accepted accounting principles.

Joseph Yafeh, CPA

Los Angeles, California
February 26, 2009

LYNX CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash	$ 12,219
Prepaid Management Fees	5,000
TOTAL ASSETS	$ 17,219

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accounts Payable	$ 1,250
Income Tax Payable	2,500
TOTAL LIABILITIES	3,750
MEMBERS' EQUITY	
Members' equity	13,469
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 17,219

See accompanying notes to financial statements

LYNX CAPITAL, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUE		
	Fees income	$506,683
	TOTAL REVENUES	506,683
EXPENSES		
	Bank service changes	174
	Licenses and permits	1,961
	Management fees	406,480
	Outside services	105,906
	Professional fees	46,159
	Regulatory fees	9,879
	TOTAL EXPENSES	570,559
	(LOSS) BEFORE TAXES	(63,876)
	STATE INCOME TAX	3,300
	NET (LOSS)	$(67,176)

See accompanying notes to financial statements

LYNX CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Members' Equity
Balance, December 31, 2007	$ 36,295
Capital contribution	44,350
Net (loss)	(67,176)
Balance, December 31, 2008	$ 13,469

See accompanying notes to financial statements

LYNX CAPITAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

Cash Flows from Operating Activities:	
Net (Loss) from Operations	$(67,176)
Prepaid Management Fees	12,000
CRD	3,000
Income Tax Payable	(3,500)
Accounts Payable	(5,800)
NET CASH USED BY OPERATING ACTIVITIES	(61,476)
Cash Flows from Investing Activities:	--
Cash Flows from Financing Activities:	
Capital Contribution	44,350
DECREASE IN CASH	(17,126)
Cash: Beginning of the year	29,345
Cash: End of the year	$ 12,219

Interest Paid	$ 0
State Taxes Paid	$ 6,800

See accompanying notes to financial statements

LYNX CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

NOTE 1 - ORGANIZATION

General
Lynx Capital, LLC, formerly GP Group, LLC (the "Company), was organized in the State of California on June 8, 2005. The Company operates as a registered broker-dealer in securities under the Securities and Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC")

The Company is engaged in providing private placement of securities on a best effort basis and corporate finance and other investment banking advisory services. The company does not carry security accounts for customers and does not perform custodial functions relating to customer securities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company receives fees in accordance with terms stipulated in its engagement contracts. Fees are recognized as earned.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company earns it revenue from stepping into securities business the affiliated company is not able to perform. The Company earns 100% of its revenues from this relationship.

The Company has an expense sharing agreement with its affiliated company. The agreement requires the Company to pay $1,000 per month to the affiliated company for office space and administration expenses. Also outlined in the agreement, salaries and other operating expenses will be reimbursed to the affiliated company when incurred. For the year ending December 31, 2008, the Company paid $406,480 in management fees to the affiliated company.

At December 31, 2008, the Company has a prepaid balance of 5 months of minimum management fees.

NOTE 4 - NET CAPITAL

The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1, which also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2008 the Company had complied with both requirements. See page 8 for the computation of net capital requirements.

NOTE 5 - INCOME TAXES

The Company is treated as a partnership for federal tax purposes. All tax effects of the Company's income or loss are passed to the members. Therefore no federal tax provision has been provided.

The Company is subject to the California limited liability company gross receipts fee for revenue over $250,000 and a minimum tax provision of $800. At December 31, 2008, the Company recorded the income tax of $800 and a gross receipts fee of $2,500, for a total provision of $3,300.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company is occasionally named as a defendant in various legal matters. Presently there are no such legal matters.

NOTE 7 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE8 – EXEMPTION FROM THE SEC RULE 15C3-3

Lynx Capital, LLC is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Therefore, Lynx Capital, LLC is exempt from provisions under the SEC Rule 15c3-3, Customer Protection – Reserves and Custody of Security under Rule 15c3-3 paragraph (K) (2) (i).

In addition, the Company is exempt from the Possession or Control Requirements under Rule 15c3-3 paragraph (K) (2) (i).

LYNX CAPITAL, LLC
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2008

COMPUTATION OF NET CAPITAL

Members' Equity	$ 13,469
Non Allowable Assets - Page 9	5,000
NET CAPITAL	$ 8,469

COMPUTATION OF NET CAPITAL REQUIREMENTS

Minimum net capital required 6-2/3 of total liabilities	$ 250
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
EXCESS CAPITAL	$ 3,469
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 8,094

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities	$ 3,750
Percentage of aggregate indebtedness to net capital	44%

RECONCILIATION

The following is a reconciliation at December 31, 2008 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 17a-5(d)(4).

Unaudited net capital computation	$ 8,469
Audit adjustments	-0-
Audited net capital computation	$ 8,469

See accompanying notes to financial statements

LYNX CAPITAL, LLC
NON-ALLOWABLE ASSETS
DECEMBER 31, 2008

NON-ALLOWABLE ASSETS

Prepaid Management fees	$ 5,000

HAIRCUTS	$ 0

See accompanying notes to financial statements

PART II

LYNX CAPITAL, LLC

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2008

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

Report of Independent Auditor
on Internal Accounting Control Required by SEC Rule 17a-5

Members
Lynx Capital, LLC
Los Angeles, California

In planning and performing my audit of the financial statements and supplemental schedules of Lynx Capital, LLC (the "Company") for the year ended December 31, 2008, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Members
Lynx Capital, LLC
Los Angeles, California

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, California
February 27, 2009

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

February 27, 2009

Mr. Nathan Johnson
Lynx Capital, LLC
formerly GP Group, LLC
10900 Wilshire Boulevard, Suite 300
Los Angeles, CA 90024

Dear Mr. Johnson:

I am emailing you the annual audited report of Lynx Capital, LLC for the year ended December 31, 2008. The second page of the facing page must be signed by you, notarized and copied. Attach a copy of the facing page to each report. Be sure to make copies and send them as follows:

Original facing page via overnight courier to -
FINRA/ Financial Operations 240 - 386-5161
9509 Key West Avenue, 5th Floor
Rockville, Maryland 20850
Attention: Eleanor Sabalbaro

A courtesy copy to -
FINRA 213-229-2300
300 S. Grand Avenue, Ste. 1600
Los Angeles, CA 90071

2 copies -
Securities Exchange Commission 202-551-6551
Registration Branch
Mail Stop 8031
100 F Street, NE
Washington, D.C. 20549

A courtesy copy to -
Securities Exchange Commission 323-965-3998
5670 Wilshire Blvd., 11th Floor
Los Angeles, CA 90036

A courtesy copy to –
Department of Corporations
Securities Regulation division
320 West 4th Street, Suite 750
Los Angeles, CA 90013-1105
Broker-Dealer Section

Send copies to any state in which you are licensed, if required.

If you have any questions, please call at your convenience.

Very truly yours,

Joseph Yafeh, CPA